June 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Cure Pharmaceutical Holding Corp.
Preliminary Proxy Statement on Schedule 14A Filed June 14, 2019 File No. 000-55908

Dear Mr. Chinos:

On behalf of our client, Cure Pharmaceutical Holding Corp. (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated June 24, 2019 (the “Letter”) regarding the Company’s above-referenced revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”). Contemporaneous with this filing, the Company is filing on the EDGAR system Amendment No. 1 to the Proxy Statement (the “PRE 14A/A”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Preliminary Proxy Statement on Schedule 14A filed June 14, 2019

General

1.   Please include a form of proxy card marked as "preliminary" in your next amendment.

The Company included a form of proxy card marked as "preliminary" in the amendment.

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2.   We note that your forum selection provision identifies a state court located within the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company advises the Staff that the Company’s forum selection provision provides that certain matters be litigated in a state court located within the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware). This provision follows established Delaware case law and legislation. Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In response to the Staff’s comment, the Company has revised its disclosure to clarify the intent of the Company’s forum selection provision.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (646) 838-1312.

Sincerely,

/s/ Peter DiChiara

Peter DiChiara

Carmel Milazzo & DiChiara LLP

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